UNDERTAKING

TO:	Alberta Securities Commission Manitoba Securities Commission
RE:
Mutual Reliance Review System Application by The Manufacturers Life Insurance Company (“MLI”) and Manulife Financial Capital Trust (the “Trust”) dated October 17, 2006 (the “MLI/Trust Application”) and Mutual Reliance Review System Application by Maritime Life Canadian Funding dated November 24, 2006 (collectively with the MLI/Trust Application, the “Applications”)

WHEREAS Manulife Financial Corporation (“MFC”) has previously delivered the MFC Responsible Issuer Undertaking to the Ontario Securities Commission in connection with the Applications.

AND WHEREAS the provinces of Alberta and Manitoba have enacted legislation regarding liability for secondary market disclosure.

MFC hereby undertakes to the Alberta Securities Commission and the Manitoba Securities Commission (collectively, the “Commissions”) that, following MFC entering into the MFC Guarantees and for so long as MLI and the Trust both qualify for the Continuous Disclosure Exemption, MFC will be considered a “responsible issuer” for purposes of determining MFC’s liability under Part 17.01 of the Securities Act (Alberta) and Part XVIII of the Securities Act (Manitoba), respectively, as if MaCS were an “issuer’s security” of MFC for purposes of such Parts.

MFC hereby further undertakes to the Commissions that, following MFC entering into the Maritime Funding Guarantee and becoming a co-obligor with MLI with respect to the MF Undertaking and for so long as MLI qualifies for the Continuous Disclosure Exemption, MFC will be considered a “responsible issuer” for purposes of determining MFC’s liability under Part 17.01 of the Securities Act (Alberta) and Part XVIII of the Securities Act (Manitoba), respectively, as if the MF Notes were an “issuer’s security” of MFC for purposes of such Parts.

For greater certainty, MFC also confirms that pursuant to the definitions of “issuer’s security” in section 211.01(g) of the Securities Act (Alberta) and section 174 of the Securities Act (Manitoba), respectively, MLI Preferred Shares, MLI Subordinated Debentures and designated credit support securities of MLI guaranteed by MFC constitute issuer’s securities of MFC for purposes of determining MFC’s liability under Part 17.01 of the Securities Act (Alberta) and Part XVIII of the Securities Act (Manitoba), respectively.

Capitalized terms used herein and not otherwise defined have the meanings attributed to such terms in the decision document issued by the Ontario Securities Commission, as principal regulator on behalf of the local securities regulatory authority or regulator in each of the Jurisdictions, evidencing the relief contemplated by the MLI/Trust Application.

Dated the 29th day of January, 2007.

MANULIFE FINANCIAL CORPORATION

By: /s/ Peter H. Rubenovitch
Name: Peter H. Rubenovitch
Title: Senior Executive Vice President and Chief Financial Officer